SEC 05037905 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-23275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFONG ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3658 Mt. Diablo Blvd., Suite 200
(No. and Street)

Lafayette (City) California (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Clifford Fong (925) 299-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Steven S.
(Name – *if individual, state last, first, middle name*)

3435 Wilshire Blvds., Suite 2719 (Address) Los Angeles (City) California (State) 90010 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Clifford Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFONG Associates, Inc., as of February 23, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVELYN FONG HOM
Commission # 1347173
Notary Public - California
Contra Costa County
My Comm. Expires Mar 19, 2006

GFONG ASSOCIATES INC.

(a California corporation)

REPORT ON AUDITS OF FINANCIAL STATEMENTS

for the fiscal year ended December 31, 2004 and the short year of October 3, 2003 (incorporation date) to December 31, 2003

GFONG ASSOCIATES INC

CONTENTS

STEVEN S. LEE
Certified Public Accountant

3435 Wilshire Blvd., Suite 2719
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
GFong Associates Inc.
Lafayette, California

I have audited the accompanying statements of financial condition of GFong Associates Inc. (the Company) as of December 31, 2004 and 2003 and the related statements of operations, shareholder's equity, and cash flows for the year ended December 31, 2004 and the short year of October 3, 2003 (its inception date) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2004 and 2003, the results of its operations, its cash flows for the year and the short year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II for the year ended December 31, 2004 is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Commission. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven S. Lee

February 3, 2005

GFONG ASSOCIATES INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 and 2003

ASSETS

	2004	2003
Current assets:		
Cash and cash equivalents (Note 3)	$ 67,922	$ 49,521
Accounts receivable, net (Notes 4)	22,611	103
Prepaid tax	800	
Prepaid expenses	725	-
Total current assets	92,058	49,624
TOTAL ASSETS	$ 92,058	$ 49,624
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable (Notes 2 and 6)	$ 19,256	$ 687
Income tax payable	-	800
Total current liabilities	19,256	1,487
Total liabilities	19,256	1,487
Shareholder's equity:		
Common stock: $50 par value, one million shares authorized, one thousand shares issued and outstanding	$ 50,000	$ 50,000
Additional paid-in capital	30,000	
Accumulated deficit	(7,198)	(1,863)
Total shareholder's equity	72,802	48,137
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 92,058	$ 49,624

See notes to financial statements.

GFONG ASSOCIATES INC.

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004 AND SHORT YEAR
OF OCTOBER 3, 2003 TO DECEMBER 31, 2003

	2004	2003
REVENUE:		
Commissions	$ 57,897	$ 168
Total operating revenue	57,897	168
OPERATING EXPENSES		
General and administrative	4,934	100
Professional and consulting fees	40,370	232
Rent (Notes 6 and 7)	6,011	806
Broker clearance charges	12,323	93
Total operating expenses	63,638	1,231
OTHER INCOME (EXPENSES)		
Interest income	$ 406	$ -
Total other income	406	-
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(5,335)	(1,063)
PROVISION FOR INCOME TAXES		
Income tax expenses (Note 5)	-	800
NET (LOSS)	$ (5,335)	$ (1,863)

See notes to financial statements.

GFONG ASSOCIATES INC.

STATEMENTS OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004 AND SHORT YEAR
OF OCTOBER 3, 2003 TO DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Incorporated at October 3, 2003				
Capital contributed	$ 50,000			$ 50,000
Net (loss) for the short year ended December 31, 2003	-	-	$ (1,863)	$ (1,863)
Balance at December 31, 2003	$ 50,000	$ -	$ (1,863)	$ 48,137
Capital contributed	$ -	$ 30,000		$ 30,000
Net (loss) for the year ended December 31, 2004	-	-	$ (5,335)	$ (5,335)
Balance at December 31, 2004	$ 50,000	$ 30,000	$ (7,198)	$ 72,802

See notes to financial statements.

GFONG ASSOCIATES INC.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004 AND SHORT YEAR
OF OCTOBER 3, 2003 TO DECEMBER 31, 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (5,335)	$ (1,863)
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) in receivables	(22,508)	(103)
(Increase) in prepaids	(1,525)	-
Increase in accounts payable	18,569	687
(Decrease) Increase in income tax payable	(800)	800
Net cash provided by operating activities	(11,599)	(479)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided or (used) by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed	30,000	50,000
Net cash used by financing activities	30,000	50,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	18,401	49,521
Cash and cash equivalents, Beginning of year	49,521	0
Cash and cash equivalents, End of year	$ 67,922	$ 49,521
Other cash flow information - interest paid	$ 0	$ 0
- income tax paid	$ 800	$ 0

See notes to financial statements.

GFONG ASSOCIATES INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

GFong Associates Inc. (the Company) was incorporated under the laws of the state of California on October 3, 2003 and began operations in December 2003. The Company is wholly-owned by a California corporation (the Parent) which had registered as a broker/dealer under the Securities Exchange Act of 1934, as amended, and transferred its entire broker/dealer operations to the Company as of December 11, 2003.

The Company does not handle or maintain securities in its physical possession, nor does it maintain customer accounts. All transactions for accounts of customers are cleared through other member firms on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - the Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. However, actual results could differ from those estimates.

Cash and cash equivalents include cash on hand, money market funds, and time deposits with maturity of shorter than 90 days and no restrictions to use.

Concentration of credit risk – Financial instruments that subject the Company to credit risk consist primarily of cash and accounts receivable. The Company's customers generally are only a small number of firms through which broker/ dealer operations are conducted. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. With respect to cash, the Company maintains its accounts with high credit quality financial institutions.

Fair value of financial instruments – The carrying values of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of these items.

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 7 years. Leasehold improvements are depreciated over the shorter of the life of the lease or the improvement.

Due to the Parent – consists mainly of payables to the Parent for recurring expenses and is non-interest bearing.

Revenue is generated primarily from equity security transactions. Revenue is deferred when commissions are received before revenue is earned as determined in the service agreements.

Income taxes - provide for income taxes under the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The provisions of this statement require a liability approach. Deferred taxes are provided for temporary differences in the recognition of items for tax and financial reporting purposes and adjusted for tax rate and changes in tax laws as they are enacted. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. Income tax expense (benefit) is based on pretax income (loss) as presented in the financial statements.

Recently Issued Accounting Standards

In July 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under this approach, goodwill and certain intangibles will not be amortized into operating expenses, but will be reviewed for impairment and written down and charged to operating expenses only in periods in which the recorded value of goodwill and certain intangibles exceeds its fair value. The provisions of these statements were adopted at the beginning of its operation in 2003.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* states that the results of operations of a component of an entity that has either been disposed of or is classified as held for sale shall be recorded in discontinued operations of both the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transactions. The provisions of the statement were adopted at the beginning of its operation in 2003.

In November 2002 the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others (FIN 45).* FIN 45 provides guidance on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued and also clarifies that the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. These requirements were adopted with no material amounts noted for such items.

In December 2002 the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods of transition for companies that voluntarily change to the fair value-based method of accounting for stock-based employee

At the beginning of its operation in 2003 the Company adopted FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which generally requires that a liability for costs associated with an exit or disposal activity be expensed as incurred. Exit costs primarily consist of future minimum lease payments on vacated facilities, facility closure costs and facility consolidation costs. Employee separation costs consist primarily of severance costs. At each reporting date, the accruals for exit costs and employee separation will be evaluated to ensure that the accruals are still appropriate.

3. CONCENTRATION OF CREDIT RISK - CASH

The Companies maintained cash balances at several financial institutions. As of December 31, 2004 and 2003, none of cash and cash equivalents exceeded federally insured limits.

4. ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following at December 31, 2004 and 2003:

	2004	2003
Brokers and dealers	$ 22,611	$ 103
Allowance for doubtful accounts	(-)	(-)
Total	$ 22,611	$ 103

5. INCOME TAXES

The provision for income taxes at December 31, 2004 and 2003 is as follows:

	2004	2003
Current - federal	$ -	$ -
Current – state	-	800
Total current	-	800
Deferred - federal	-	-
Deferred – state	-	-
Total deferred	-	-
Total income tax expenses	$ -	$ 800

Deferred income tax assets resulted from net operating loss carryforwards of $7,198 and $1,063 for federal income tax purposes and California net operating loss carryforwards of $6,398 and $1,063, as of December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Company's net deferred income tax assets were as follows:

	2004	2003
Deferred income tax assets – noncurrent	$ 2,821	$ 423
Valuation allowance	(2,821)	(423)
Net deferred income tax assets	$ 0	$ 0

The valuation allowance was made for the entire deferred tax assets based on consecutive losses and short history of the Company.

The net operating losses will expire in 20 years and 10 years for federal and California income tax purposes, respectively.

6. RELATED PARTY TRANSACTIONS

During 2003 the Company contracted management and services agreements with the Parent . Service fees are at a rate of 5 percent of operating revenue and 50 percent of institutional commissions received. The agreement is subject to cancellation upon ninety days written notice by either party. The rate of 5 percent is annually renegotiated. These management and service expenses were incurred at $31,102 and $42 during 2004 and 2003, respectively. The amount of payable to the Parent was $16,455 and $687 as of December 31, 2004 and 2003, respectively.

The Company leases the office space from the parent at monthly rate of $501.

The Parent contributed additional capital of $30,000 during 2004.

7. LEASE OBLIGATION AND COMMITMENT

Future minimum payments under the lease contracts at December 31, 2004 were as follows:

Year Ending December 31:	Operating Lease
2005	$ 6,011
2006	6,011
2007	6,011
2008	5,608
Total minimum lease payments	$ 23,641

The Company leases space pursuant to a noncancellable operating lease. The lease expires in December 2008. At the end of the lease, unless a new lease is executed between the parties, the lease shall continue on an annual basis unless sooner terminated pursuant to the lease.

Rental expenses of the leases were $6,011 and $806 for 2004 and 2003, respectively.

SCHEDULE I

GFONG ASSOCIATES INC.

STATEMENTS OF COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2004

Net capital:	
Total shareholders' equity	$ 72,802
Total capital and allowable subordinated liabilities	72,802
Deductions - total nonallowable assets from statement of financial condition:	1,525
Total deductions	1,525
Net capital before haircuts on securities positions	71,277
Haircuts on cash equivalents	781
Net capital	$ 70,496
Aggregate indebtedness:	
Total liabilities	$ 19,256
Total aggregate indebtedness	$ 19,256
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 65,496
Ratio of aggregate indebtedness to net capital	0.27 to 1

Reconciliation of the Computation of Net Capital

There are no differences between the amounts reported above and amounts reported in the Company's amended Focus Report, Part IIA, as of December 31, 2004.

SCHEDULE II

GFONG ASSOCIATES INC.

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Regulation Section 240.15.3-3(k)(2)(i) is met.

Supplemental Reports and Information Relating to Possession or Control Requirements

Supplemental Reports pursuant to Rule 17a-5(d)(3) and (4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

STEVEN S. LEE

Certified Public Accountant

3435 Wilshire Blvd., Suite 2719
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
GFong Associates Inc.
Lafayette, California

In planning and performing my audit of the financial statements of GFong Associates Inc. (the Company) for the year ended December 31, 2004, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissioner's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Steven S. Lee

February 3, 2005